RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, New York 12203

1.800.541.2251

Policy Split Option Rider

Based on the application for this rider, this rider is made a part of the policy. This rider is subject to all policy terms and provision unless this rider changes them. This rider does not increase Your Policy Values.

An exchange under this rider will not qualify as a tax-free exchange under Section 1035 of the Internal Revenue Code (Code) and therefore may be subject to tax consequences. We urge You to consult with Your own tax advisor about the tax consequences of an exchange prior to You exercising this option.

Rider Benefit

While this rider is In Force, this policy may be exchanged, without evidence of insurability, for two individual permanent plans of life insurance We are then issuing, one on each of the Insureds upon the occurrence of one of the following:

1.	a final divorce decree with respect to the marriage of the Insureds is issued by a court of competent jurisdiction in the United States; or

2.

the Federal estate tax law is changed resulting in removal of the unlimited marital deduction or reduction of the maximum estate tax rate by 50% or more (measured from the effective date of this rider); or

3.	there is a legal dissolution of a business conducted or owned by the Insureds.

Conditions for an Exchange

The following conditions must be met in order to make the exchange:

Both Insureds must be living on the exchange date; and

1.	neither Insured can have a substandard class risk factor on the policy to which this rider is attached, if applicable, greater than 2.00; and

2.	You must request the exchange in writing within one year of the first enactment date of the Federal estate tax law change described above, if applicable; and

3.

You must request the exchange in writing no sooner than 180 days after and no later than one year after the final divorce decree, if applicable. You must provide Us with a copy of the final divorce decree within the same time period; and

4.	You must request the exchange in writing within 180 days of the legal dissolution of a business, if applicable, and provide satisfactory evidence that the event has occurred; and

5.

the owner of each new policy will be the owner of this policy unless otherwise specified in the applications and must have an insurable interest in the Insured. If this policy is assigned, the assignee must consent to the exchange; and

6.	the policy must be In Force on the exchange date; and

7.	We must receive payment of the first premium for each new policy on or before the Policy Date of each new policy.

The New Policy

Each new policy must be an individual permanent plan of life insurance as offered by Us on the exchange date for exchange under this rider, subject to the issue and amount limits of that policy form and Our approval. The new policy will be issued using the rates then in effect, the Insured’s Attained Insurance Age, and each Insured’s most recent risk classification applicable to this policy.

The initial Specified Amount of each new policy will be equal to one half of the Specified Amount of this policy less one half of any Indebtedness on this policy on the date of the exchange.

One half of the Policy Value of this policy minus one half of any Indebtedness on this policy on the date of the exchange will be applied as premium to each new policy. However, We reserve the right to limit the amount of the premium transferred to each new policy in order to satisfy Section 7702 of the Code.

139582	1	10/14

Effective Date of New Policies

The new policies will become effective on the date We receive Your written request at Our Home Office.

New Policies Cancelled Under Free-Look Provision

If You return either of the new policies under a free-look or right to examine this policy provision, We will refund for each policy returned an amount equal to one half of the Cash Surrender Value of this policy plus all additional premiums paid for the new policy.

Policy Incontestability and Suicide Exclusion Provisions for New Policies

The policy incontestability and suicide exclusion periods of the new policies will be measured from the Policy Date of this policy or from the date of any policy change on this policy which required evidence of insurability.

For any increase or additional riders on the new policies which required evidence of insurability, the incontestability and suicide exclusion periods will be measured from the effective dates of the new policies.

Termination of Riders

Riders attached to this policy will Terminate on the effective date of the policy split option.

Cost of this Rider

There is only a charge for this rider if an exchange is made. The maximum exchange charge shown under Policy Data will be deducted from the Policy Value of this policy on the day prior to the exchange date.

Rider Termination

This rider will terminate on the earliest of the following:

1.	the Monthly Date on or next following receipt of Your written request for coverage to end; or

2.	the date that the first death of the two Insureds occurs; or

3.	the Policy Anniversary on which the older of the Insureds reaches Attained Insurance Age 80; or

4.	the date this policy is exchanged for two individual permanent plans of life insurance under this rider; or

5.	the expiration date as shown under Policy Data; or

6.	the date the policy Terminates.

This rider is issued as of the Policy Date of the policy unless a different date is shown under Policy Data.

RiverSource Life Insurance Co. of New York

Secretary

139582	2	10/14